Enter Corp.
9 Hayarden Street
Moshav Yashresh
D.N. Emek Sorek
Israel. 76838
Phone: 011-972-54-996-2967
Facsimile: 011-972-57-955-7292

March 2, 2010

Filed Via Edgar

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3561
Washington, D.C. 20549-3030

RE:	Enter Corp.
Form S-1
Filed December 23, 2009
File No. 333-164000

Dear Mr. Reynolds:

This letter is in response to your letter dated January 21, 2010. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

1.
We note risk factor eight, “We must locate a joint venture partner and find a distributor for our produce in Georgia.”  Consider dividing this risk factor in to two separate risks: finding a joint venture partner and finding a distributor for the company’s products.

We have divided the risk factor into two risk factors as the Commission suggested.

2.
Please avoid duplicative risk factors.  For instance, risk factor six duplicates disclosure found in risk factors seven and fifteen, risk factor eleven duplicates disclosure found in risk factors one and nine, risk factor nineteen duplicates disclosure found in risk factor nine, risk factor twenty-seven duplicates disclosure found in risk factor thirty-two, and risk factor twenty-six duplicates disclosure found in risk factor thirty-six. Please revise accordingly.

We have eliminated risk factor fifteen and revised risk factors six and seven.

We have eliminated risk factor eleven and have revised former risk factor nine (which, like many other risk factors, has now been renumbered).

We have eliminated risk factor nineteen and have revised the part of former risk factor eight that dealt with the same risks.

We have revised former risk factor nine to eliminate disclosure that duplicated the disclosure contained in former risk factor twenty-one.

We have eliminated risk factor twenty-seven.

We have eliminated risk factor twenty-six.

We have renumbered the remaining risk factors so that they are sequential.

3.
We note in risk factor number 17 on page 8 that the company “may also grow rain-fed crops like wheat, corn, soy and others as part of the Pilot Project.”  In the Description of Business section, please describe the company’s plans in this regard.

We have made the suggested disclosure under Description of Business à Industry Background à The Product.

4.
Please explain your belief that your President’s knowledge and work experience with agricultural technology “will help us to increase our yield per hectare capacity which should allow us cost effectively to compete in the local and export markets” or remove.  We note that you have not commenced your business plan and that you have had no crop yield to date.

We have removed the claim in question.

5.	Please update the information in factor number 20, “Our success depends upon market prices staying above our production costs,” with respect to the average monthly wage in Georgia.

We have updated the information as requested to provide a source for monthly wages in Georgia.

6.	Wherever there is a reference to “hectares”, please also provide the information in “acres” or at the beginning of this section define hectares in relation to acres.

We have added a sentence to the introduction to the Description of Business section, which explains that in this Prospectus, land measurements are given in hectares, which is the measurement used in Georgia. There are approximately 2.471 acres in each hectare.

7.
Please describe in greater detail the “innovative agricultural technology and know-how” that you plan on using to grow vegetables and other crops. On page 19 you refer to analysis and use of soil, seeds and fertilizer and also refer to using herbicides and pesticides.  However, it is unclear how this technology is “innovative.”

The technology is “innovative” for Georgia, where it is not commonly used, but consists of the types of farming techniques that are commonly used in the West. We have revised the disclosure to refer to “Western know-how and precision farming techniques” to make clear that there is no “innovative technology” by Western standards.

8.	Please expand the second paragraph to briefly explain why “[N]either project materialized.”

We have added a paragraph to the disclosure to explain why neither project materialized.

9.
Please expand the third paragraph and elsewhere in the prospectus as applicable to clarify the minimum amount of funding necessary for the company to commence its Pilot Project and operate for the next 12 months.  We note that the company does not have sufficient capital to operate the business at the present time and “we will require additional funding in the future to sustain our operations”.  Discuss your business plan and for each step, discuss the estimated time frame and the cost associated with implementing that step.  For instance, we note the reference on page 19 to using drip irrigation, remote sensing devices, etc. if you raise sufficient funding.

We have given a breakdown of the required funding as part of the Management’s Discussion and Analysis of Results of Operations.

10.
In the penultimate paragraph, we note that the company plans to raise funds through several named agencies.  Please briefly disclose what actions the company has taken to request funding to date and the status of those requests, if any.

We have added disclosure regarding actions we took previously to request funding. We have also clarified that we have no currently pending requests for funding.

11.
Please discuss the “market study” conducted by Mr. Ayalon.  Provide the basis for the statements made throughout the business section, such as that vegetable prices have increased “due to the increase in energy prices and to the shift of arable land to bio-fuel production” and onions, potatoes and garlic were chosen to achieve “the highest returns on our investments” or remove.  In addition, we note the statistics provided in this section.  Please disclose the source of this information and provide a citation to where such information can be found.

We have added links to the web sites from which we took information. We have removed statements that sounded promotional in nature or that could not be backed up from source materials.

12.	Please explain the reference to your agronomists when you indicate on page 21 that you presently have no employees.

We have clarified all references to an “agronomist” to make clear that this is a function we intend to have in the future and not one that we presently have. We currently have no employees.

13.
Please clarify whether or not the company can go forward with its plans for the Pilot Program without the help of a Joint Venture Partner.  Discuss your anticipated arrangement regarding the joint venture.

We have clarified that we believe that the Pilot Project can go forward without a joint venture partner. We have not entered into negotiations with a joint venture partner and do not know what any arrangement might include. We have added disclosure regarding the business capabilities we would like such a partner to have, but of course there can be no assurance that we will find anyone with those qualifications.

14.
Briefly disclose how the company plans to search for and locate a Joint Venture Partner.  If one has been located, please describe the arrangements agreed upon between the two parties and file any executed agreement as an exhibit to the registration statement.  See Item 601(b) of Regulation S-K.

There is no executed agreement with a joint venture partner. We have added a description of how we intend to search for a joint venture partner.

15.
Also, disclose how the company plans to search for and locate land to lease or buy for its Pilot Project.  In addition, we note the reference in the first paragraph of this section to plans to begin your Pilot Project on a 30-hectare plot.  Please disclose whether you have had any discussions, preliminary or otherwise, regarding specific land.

We have added disclosure to the Real Property section that discusses this matter.

16.	Please provide the disclosure required by Item 101(h)(4)(ii) of Regulation S-K, distribution methods, and (h)(4)(iv), competition.

We have added disclosure regarding distribution methods and competitive conditions.

17.	Provide the disclosure required by Item 303 of Regulation S-K.

We have added year-to-year comparisons for 2008 and 2009 as required by Item 303.

18.
We note the statement that “…we believe that if the Pilot Project is successful, we can grow produce at a competitive price for the western European market once we obtain a larger plot of land.”  Please provide the basis for that statement or remove.

We have removed the statement in question.

19.	With respect to the table of page 23, please break out the expenses comprising the Pilot Project Start Up Expenses.

We have added a table that separately breaks down the Pilot Project start-up expenses.

20.
Please provide the dates in which Mr. Ayalon served in the capacities disclosed, as required by Item 401 of Regulation S-K.  In addition, when discussing his business experience, disclose the beginning and ending dates of employment for each position held.

We have updated the disclosure to add the disclosure required by Item 401.

21.	Disclose the amount and percent of time each officer devotes to the company.

We have added the number of weekly hours each officer devotes to the Company.

22.	Please specify the nature of the services rendered by Mr. Morgenstern for which he was issued 400,000 shares of company stock.

We have described the services rendered by Mr. Morgenstern.

23.	Please revise your signature page to conform with the requirements sets forth in the Instruction 1 under Signatures to the Form S-1.

We have revised the signature page to conform with the requirements set forth in Instruction 1 under Signature to the Form S-1.

24.
We note that Enter Corp. was incorporated on November 21, 2007 and based on your disclosure in Note 1 on F-8 has adopted a fiscal year end of December 31.  In addition to the periods currently included, please revise your registration statement to included an audited balance sheet as of December 31, 2007, and statements of operations, stockholders’ equity and cash flows for the period from November 21, 2007 (inception) to December 31, 2007.  Please refer to the guidance in Article 8-02 of Regulation S-X.

The amended form S-1 includes audited balance sheets for the years ended December 31, 2009 and 2008. Therefore, an audited balance sheet for 2007 is not required.

25.
Please note the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and provide a currently dated consent from the independent accountants in any amendment.

The amended form S-1 includes audited financial statements for the years ended December 31, 2009 and 2008 and cumulative from inception.

26.
The legality opinion should indicate that the shares are validly issued, fully paid and non-assessable under the laws of the state of incorporation, in this case Delaware.  Please revise the opinion accordingly.

We have revised the opinion by adding the words “under the laws of the State of Delaware” in the third paragraph.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,

Itzhak Ayalon
/s/

President, Chief Executive Officer, Treasurer and Director
Enter Corp.